UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 62008/April 30, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13844

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
AB LIQUIDATING CORP. (f/k/a	:	REVOKING BY DEFAULT
ADAPTIVE BROADBAND CORP.),	:	REGISTRATIONS OF
GLOBALNET CORP.,	:	AB LIQUIDATING CORP. (f/k/a
GREENLAND CORP.,	:	ADAPTIVE BROADBAND CORP.),
GUINNESS TELLI-PHONE CORP.,	:	GLOBALNET CORP.,
KERAVISION, INC.,	:	GREENLAND CORP.,
LIFESPAN, INC.,	:	KERAVISION, INC., LIFESPAN, INC.,
STAR TELECOMMUNICATIONS, INC.,	:	STAR TELECOMMUNICATIONS, INC.,
TELENETICS CORP., and	:	TELENETICS CORP., and
3DFX INTERACTIVE, INC.	:	3DFX INTERACTIVE, INC.

SUMMARY

This Order revokes the registrations of the registered securities of Respondents AB Liquidating Corp. (f/k/a Adaptive Broadband Corp.), Globalnet Corp., Greenland Corp., KeraVision, Inc., Lifespan, Inc., STAR Telecommunications, Inc., Telenetics Corp., and 3DFX Interactive, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on April 5, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

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[1] The proceeding has ended as to Guinness Telli-Phone Corp. AB Liquidating Corp., Exchange Act Release No. 61956 (Apr. 22, 2010).

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by April 13, 2010.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

AB Liquidating Corp. (f/k/a Adaptive Broadband Corp.) (ADAPQ)[3] (CIK No. 16357)[4] is a forfeited Delaware corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ADAPQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2000, which reported a net loss of $30,976,000 for the prior year. On July 26, 2001, ADAPQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California which was still pending as of March 25, 2010. As of March 24, 2010, the common stock of ADAPQ was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Globalnet Corp. (GLBT) (CIK No. 810932) is a revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GLBT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB/A[5] for the period ended December 31, 2004. As of March 24, 2010, the common stock of GLBT was quoted on the Pink Sheets, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Greenland Corp. (GRLC) (CIK No. 852127) is a revoked Nevada corporation located in San Marcos, California, with a class of securities registered with the Commission pursuant to

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The short form of each issuer's name is also its stock symbol.

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Exchange Act Section 12(g). GRLC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $1,024,000 for the prior nine months. As of March 24, 2010, the common stock of GRLC was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

KeraVision, Inc. (KERA) (CIK No. 946154), is a forfeited Delaware corporation located in Fremont, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). KERA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $30,085,000 for the prior nine months. On June 6, 2001, KERA filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was converted to a Chapter 7 proceeding, and was terminated on May 21, 2007. As of March 24, 2010, the common stock of KERA was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Lifespan, Inc. (LSPN) (CIK No. 1040839), is a defaulted Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LSPN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $10,436,531 from the company's inception on January 27, 1997, through September 30, 2007. As of March 24, 2010, the common stock of LSPN was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

STAR Telecommunications, Inc. (STRXQ) (CIK No. 1026486), is a forfeited Delaware corporation located in Santa Barbara, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). STRXQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $34,710,000 for the prior nine months. On March 13, 2001, STRXQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware which was terminated on January 8, 2008. As of March 24, 2010, the common stock of STRXQ was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Telenetics Corp. (TLNT) (CIK No. 810018) is a suspended California corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TLNT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $4,208,187 for the prior nine months. As of March 24, 2010, the common stock of TLNT was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

3DFX Interactive, Inc. (TDFXQ) (CIK No. 1010026), is a suspended California corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TDFXQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2002, which reported a net loss of $2,627,000 for the period from February 1, 2001, to March 26, 2001. On October 15, 2002, TDFXQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California which was still pending as of March 25, 2010. As of March 24, 2010, the common stock of TDFXQ was quoted on the Pink Sheets, had thirteen market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of AB Liquidating Corp. (f/k/a Adaptive Broadband Corp.) is REVOKED;

the REGISTRATION of the registered securities of Globalnet Corp. is REVOKED;

the REGISTRATION of the registered securities of Greenland Corp. is REVOKED;

the REGISTRATION of the registered securities of KeraVision, Inc., is REVOKED;

the REGISTRATION of the registered securities of Lifespan, Inc., is REVOKED;

the REGISTRATION of the registered securities of STAR Telecommunications, Inc., is REVOKED;

the REGISTRATION of the registered securities of Telenetics Corp. is REVOKED; and

the REGISTRATION of the registered securities of 3DFX Interactive, Inc., is REVOKED.
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Carol Fox Foelak
Administrative Law Judge